Filed by USHG Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: USHG Acquisition Corp.

Commission File No.: 001-40109

Speaker 1:

Restaurateur, Danny Meyers’s SPAC is found to target USHG Acquisition Corp. invested its holdings in Panera Brands when it goes public Meyer will become lead independent director of Panera’s board. Shares of USHG Acquisition higher on the news announced at the same time Panera Brands-which also owns Caribou Coffee and Einstein Bros. Bagels announcing its plans to file for an IPO. Joining us first this morning on CNBC is Danny Meyer. Danny, it’s great to have you back. Good morning.

Danny Meyer:

Good morning to you.

Speaker 1:

You and I, all of us have had some tough conversations about the restaurant business over the last year and a half. What does this particular move say about where you think it’s headed?

Danny Meyer:

Well, I think this really underscores the amazing competence we have in the future of the restaurant industry. It’s actually coming back in an amazing way. I think if we’ve learned one thing besides the fact that this industry is incredibly resilient and the entrepreneurial spirit of our entire industry is at an all time high. It’s that people have been craving being together at restaurants for so long and we are now experiencing a big pop everywhere. And this is, this is just a great opportunity to express our passion for an amazing American brand that now is actually three different brands, Panera Bread, Caribou Coffee, and Einstein Bros. So we’re really excited about this.

Speaker 1:

Right. Now on the spectrum of choices that you’ve looked at. What did this trio say about where you think the consumer is headed to the biggest degree? Is it, is it a quick service move or is there something, is it more complex than that?

Danny Meyer:

Well, let’s go back in time just a little bit. When we first launched HUGS, which is the ticker of our SPAC. We had one approach and that was to identify a business irrespective of its business sector, but one who championed what we call “enlightened hospitality”. That’s our investment strategy, to look for a business that believes that if you first take care of the people who work in your business, that sets off a virtuous cycle, that leads to better outcomes for your customers, the community in which you do business, your suppliers and ultimately your investors. We are absolutely amazed that the one that we ended up getting a chance to work with and to be a cornerstone partner in is Panera Brands. So what it says to me is we got incredibly fortunate. The metaphor I make is that “when you start a SPAC it’s obviously not an operating business, your investors are giving you bait and they’re saying go out deep sea fishing and let’s see what you come back with”. I just don’t think we could have come up with a better, bigger and tastier fish than the one that is Panera Brands.

Speaker 3:

Yeah I mean this conversation’s making me hungry Danny it’s more than. HUGS is up seven and a half percent on this news this morning. But it’s an interesting deal that’s been struck here because both you and your SPAC are going to invest in Panera Brands which is going to pursue a traditional IPO process. So how did this actual deal come together?

Danny Meyer:

Well, we happened to have amazing new partners which is JAB Brands. They are the primary shareholder and long term shareholder in Panera Brands. And when we were looking to see what kind of a business we would partner with, we’ve had a very, very good fortune of coming together. And we realized that we have a very, very similar approach to business. We knew that our mission of spreading hospitality, wherever we could, would find an amazing platform with Panera Brands. Did you know that a quarter of all Americans dine or drink at either Panera, Caribou or Einstein Bros and Bruegger’s to add another one in there every single year? What an amazing opportunity. So we’ve been talking about this for a while, and this was a great way to democratize the IPO process so that our HUGS shareholders are going to have an opportunity to exchange their shares dollar for dollar at the IPO price when Panera has its IPO. So this is going to just be a win-win all around. It’s an innovative approach and it’s one that we’re really excited about-

Speaker 4:

Yeah Danny its David. It is innovative because we haven’t really seen much like it. I mean, why is it preferable for those who invested in your SPAC with the idea that you would actually accomplish a merger, as you say, “go deep sea fishing and find that big fish”. Why is this preferable to that? And is it reflective perhaps of your inability to find a merger partner?

Danny Meyer:

I think to the contrary we’ve found the best possible merger partner. We are cornerstone partners. I believe in this so much that I’m making a personal investment on top of this. And I think what it basically says is if you’re a typical SPAC shareholder, you may not have the opportunity that this presents to actually get the marketed price in a traditional kind of way. And so nobody I think can say,” Hey, these guys came up willy-nilly with their own price”. This is going to be the market speaking and that feels great to me.

Speaker 1:

Danny, we’ll get to labor and input costs maybe another time, but it’s great to see you again. And we look forward to watching the space try to heal itself after a tough couple of years. See you soon.

Danny Meyer:

Thank you all.

Additional Information and Where to Find It

This communication relates to a proposed transaction between USHG Acquisition Corp. (“HUGS”) and Panera Brands, Inc. (“Panera Brands”). Panera Brands intends to file a registration statement on Form S-4 that will include a proxy statement of HUGS and a prospectus of Panera Brands. The proxy statement/prospectus will be sent to all HUGS stockholders. HUGS and Panera Brands also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors, and security holders of HUGS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HUGS through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HUGS may be obtained free of charge from HUGS’s website at www.ushgac.com or by written request to HUGS at USHG Acquisition Corp., 853 Broadway, 17th Floor, New York, New York 10010.

Participants in Solicitation

HUGS and Panera Brands and their respective directors and officers may be deemed to be participants in the solicitation of proxies from HUGS’s stockholders in connection with the proposed transaction. Information about HUGS’s directors and executive officers and their ownership of HUGS’s securities is set forth in HUGS’s filings with the SEC, including HUGS’s initial public offering prospectus, which was filed with the SEC on February 25, 2021. To the extent that holdings of HUGS’s securities have changed since the amounts printed in HUGS’s initial public offering prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between HUGS and Panera Brands, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated timing of the Panera Brands IPO, and the offerings of Panera Brands and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HUGS’s securities, (ii) the risk that a Panera Brands IPO may not be completed and that the Transaction may not be completed, in each case, by HUGS’s business combination deadline or at all, and the potential failure to obtain an extension of the business combination deadline if sought by HUGS, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the failure to complete the Panera Brands IPO, the adoption of the Transaction agreement and the Transaction by the stockholders of HUGS and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction or the Transaction agreement, (vi) the effect of the announcement or pendency of the transaction on Panera Brands’ business relationships, performance, and business generally and on its ability to consummate and IPO, (vii) risks that the proposed Transaction disrupts current plans of Panera Brands and potential difficulties in Panera Brands employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against HUGS or Panera Brands related to the Transaction agreement or the proposed transaction, (ix) the ability to maintain the listing of HUGS’s securities on the NYSE, (x) the price of HUGS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Panera Brands operates, variations in performance across competitors, changes in laws and regulations affecting Panera Brands’ business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HUGS’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described above and other documents filed by HUGS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and HUGS and Panera Brands assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither HUGS nor Panera Brands gives any assurance that either HUGS or Panera Brands will achieve its expectations.